FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the date of May 22, 2003


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)

          QUEENS WALK, OXFORD ROAD, READING, BERKSHIRE RG1 7PT, ENGLAND
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F X       Form 40-F
                               --                --

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)


                           Yes      No  X
                               --       --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - _______.

                                EXPLANATORY NOTE

On May 22, 2003, Yell Finance B.V. issued a press release announcing its financial results for the year ended March 31, 2003. A copy of the press release is attached to this report.

                                  EXHIBIT INDEX

Exhibit no.                        Description
-----------                        -----------

99.1 Press release dated May 22, 2003, regarding Yell financial results for the year ended March 31, 2003

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2003


                                          YELL FINANCE B.V.
                                          (Registrant)


                                          By:    /s/ John Davis
                                                --------------------------------
                                                Name:  John Davis
                                                Title: Chief Financial Officer